FILE NO. 082-03311

RECEIVED
2006 SEP -6 P 1:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(Translation)

July 31, 2006

SUPPL

Dear Sirs,



Name of the Company: Shiseido Company, Limited
Name of the Representative: Shinzo Maeda
President & CEO
(Representative Director)
(Code No. 4911; The First Section of the Tokyo Stock Exchange)
Inquiries shall be directed to: Masato Hashikawa
General Manager of Investor Relations Division
(Tel: 03 - 3572 - 5111)

## Notice of Dissolution of a Subsidiary (Sub-Subsidiary)

Notice is hereby given that Shiseido Company, Limited (the "Company"), at the meeting of its Board of Directors held on July 31, 2006, determined to dissolve its subsidiary (sub-subsidiary), SHISEIDO DAH CHONG HONG COSMETICS (Guangzhou) LTD. (SDCG), as described below:



Description

1. Reason for the dissolution:

SHISEIDO DAH CHONG HONG COSMETICS LTD., a subsidiary of the Company, will establish SHISEIDO DAH CHONG HONG COSMETICS (Guangdong) LTD. as its 100% subsidiary to strengthen its sales structure. Accordingly, the Company will dissolve its existing sales subsidiary, SHISEIDO DAH CHONG HONG COSMETICS (Guangzhou) LTD. (SDCG).

2. Outline of the subsidiary:

| | | |
|---|---|---|
| (1) | Company name: | SHISEIDO DAH CHONG HONG COSMETICS (Guangzhou) LTD. (SDCG) |
| (2) | Location: | Toho Building 11F, No. 765-769, Tompu-tonro, Guangzhou, Guangdong, China |
| (3) | Representative: | Esther Kwong |
| (4) | Business activities: | Sales of cosmetics |

dlw 9/6

| | | |
|---|---|---|
| (5) | Establishment: | February 1999 |
| (6) | Capital: | HK$13,000,000 |
| (7) | Major Shareholders and Ownership: | SHISEIDO DAH CHONG HONG COSMETICS LTD.: 100%<br><br>(Joint company of the Company and DAH CHONG HONG, LTD., ownership: 50.0000004% by the Company and 49.9999996% by DAH CHONG HONG, LTD.) |

3. Schedule of the dissolution:

Liquidation will be completed no later than March 2007.

4. Future outlook:

The dissolution will have no significant impact on the Company's (consolidated/non-consolidated) operating results for the fiscal year ending March 31, 2007.

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